                                                               File No. 70-10070


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                 Pre-Effective
                                Amendment No. 2
                                       to
                                   FORM U-1
                           APPLICATION/DECLARATION
                                    UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                           Energy East Corporation
                                P.O. Box 12904
                            Albany, NY 12212-2904

                               CMP Group, Inc.
                         c/o Energy East Corporation
                                P.O. Box 12904
                            Albany, NY 12212-2904

                         Central Maine Power Company
                               83 Edison Drive
                              Augusta, ME 04336

                   Vermont Yankee Nuclear Power Corporation
                              185 Old Ferry Road
                            Brattleboro, VT 05703

  (Names and principal executive offices of companies filing this statement)

                           Energy East Corporation
                  (Names of top registered holding company)

                             Kenneth M. Jasinski
             Executive Vice President and Chief Financial Officer
                           Energy East Corporation
                                P.O. Box 12904
                            Albany, NY 12212-2904

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Frank Lee, Esq.                             Hemmie Chang, Esq.
        Huber Lawrence & Abell                      Ropes & Gray
        605 Third Avenue                            One International Place
        New York, New York 10158                    Boston, MA 02110


        Denise Redmann, Esq.                        Nancy S. Malmquist, Esq.
        Entergy Corporation                         Downs, Rachlin & Martin
        639 Loyola Avenue                           P.O. Box 99
        New Orleans, LA  70113                      90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099







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


     The Application/Declaration in File No. 70-10070 hereby is amended by adding the following sentence to the end of Item 2, Fees, Commissions and
Expenses: "All of the above fees, commissions and expenses will be shared pro rata by all of the sponsoring owners of Vermont Yankee."



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
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by their respective officers thereunto duly authorized.

                           ENERGY EAST CORPORATION


                           By   /s/ Robert D. Kump
                                -----------------------------------------------
                                Name: Robert D. Kump
                                Title: Vice President,
                                       Treasurer and Secretary


                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.



Date:  July 29, 2002


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